Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14A

(Form Type)

AGBA Group Holding Limited

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee Rate	Amount of Filing Fee
Fees to be Paid	$1,285,765,200.86	(1)	0.00014760	$189,778.94	(2)
Fees Previously Paid	$0			$0
Total Transaction Valuation	$1,285,765,200.86
Total Fees Due for Filing				$189,778.94
Total Fees Previously Paid				$0
Total Fee Offsets				$0
Net Fee Due				$189,778.94

(1)	Aggregate number of securities to which transaction applies: As of June 8, 2024, the maximum number of ordinary shares of AGBA Group Holdings Limited to which this transaction applies is estimated to be 406,907,037, which consists of (i) 313,157,015 shares of common stock of AGBA Delaware, par value $0.001 per share (“AGBA Delaware Common Stock”), (ii) 35,328,888 shares of preferred stock of AGBA Delaware, and (iii) 58,421,134 shares of AGBA Delaware Common Stock reserved for issuance upon the vesting of certain restricted stock units.

(2)

Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

Calculated solely for the purpose of determining the filing fee. The maximum aggregate value of the transaction was determined based upon multiplying (i) 406,907,037 shares of common stock and preferred stock of AGBA Delaware and (ii) $3.1599, which is the average of high and low trading prices of AGBA Ordinary Shares as reported on the Nasdaq Global Market on June 6, 2024.